                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                        -------------------------------------

                                 AMENDMENT NO. 1 TO

                                      FORM 10-SB

                    GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                                SMALL BUSINESS ISSUERS

                           Under Section 12(b) or 12(g) of
                         The Securities Exchange Act of 1934

                                    BULL RUN, INC.
                    ----------------------------------------------
                    (Name of Small Business Issuer in its charter)

        Nevada                                       86-0869425
---------------------------------           --------------------------------
(State or Other Jurisdiction               (IRS Employer Identification No.)
of Incorporation or Organization)


Two Venture Plaza, Suite 350, Irvine, California                92618
----------------------------------------------------------------------------
(Address of principal executive offices)                     (Zip Code)

                                    (949) 453-0300
                  -------------------------------------------------
                   (Issuer's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

     Title of each class                Name of each exchange on which
     to be so registered                each class is to be registered
     ---------------------              ----------------------------------
          Common                                       None

Securities to be registered pursuant to section 12(g) of the Act:

Common Stock, par value $.001
-----------------------------
      (Title of Class)

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

     A.   BUSINESS DEVELOPMENT

          1.   FORM AND YEAR OF ORGANIZATION

     Bull Run, Inc. a Nevada corporation ("Bull Run" or the "Company") was organized on April 14, 1997.

     B.   BUSINESS OF ISSUER

     The Company plans on entering the preteen girls swimwear/sportswear business. The line is designed with a constant focus on what preteen girls like to wear and features what they want in their clothes.

     The Company will market to the established customer base of its nationwide sales representatives force once the sales force is solidified. The customer base will include small speciality stores, as well as some larger chain stores in the United States.

     Unlike typical swimwear companies, the Company is committed to providing a complete apparel line which will generate revenues throughout the calendar year, thereby avoiding the severe revenue cycles which typically plague swimwear companies.

          1.   PRINCIPAL PRODUCTS OF THE MARKET.

               a.   PRE-TEEN APPAREL

     The Company is committed to dressing girls in swimwear/sportswear with style and comfort. The line is designed with a constant focus on what girls/preteens like to wear and features what they want in their clothes. The company's domestically produced separates and coordinates are to be specialty store based. The Company believes that there is no other company in the United States offering a separates swimwear line for girls/preteens.

     The Company's swimwear will feature two-piece styles with halter necklines, triangle top, sports top, bikini, tie-side, hip-hugger and swim short bottoms. The one piece styles will feature sporty T-backs as well as details with various cutouts. The sportswear will be active/sports-based featuring board shorts manufactured out of cotton/nylon as well as stretch twills. The detailing will include novelty trims and embellished details such as contrast stitching and various color blocking schemes. Prints will include Hawaiian, florals, color blocking, and assorted textures. Shine is still very important for 1999 and glitzy, liquid silver suits reflect a shift toward novelty looks rather than camp suits. The Company will be utilizing an array of fabrics and textures. Texture creates diversity and excitement in the garments. The suits will be offered in soft sorbet colors as well as bubble gum brights.

     The Company will market to the established customer base of its nationwide sales representative force once the sales force is solidified.
The customer base includes small specialty stores, as well as some of the largest chain stores in the United States. Wholesale prices will range from approximately $7.00 (for T-shirts) to $19.00 (for some sportswear items), with an expected retail markup of 100%. Price has proven to be market driven in this particular segment. While parents dictate how their dollar is spent for children's clothes six months to 4 Toddler, they also influence the image they want their child to project. When most children are five years of age and older, they have adopted their own fashion attitude. They now know what they want to wear. While the parents still control the purchasing power, they don't want their dollars wasted on clothes sitting in the kids closets unworn with tags still attached.

     Unlike typical swimwear companies, the Company is committed to providing a complete apparel line which will generate revenues throughout the calendar year, thereby avoiding the severe revenue cycles which typically plague swimwear companies. The Company's products will be presented at the Surf Expo Trade Show in Orlando, Florida in 1999. The Company expects to receive orders for its products as a result of its presentation at this show.

               b.   INDUSTRY OVERVIEW

     The Company believes that this is a growing trend that will prove to be a successful formula. The need and demand are visible in the marketplace. The companies that can react and take hold in the next few seasons will prove to have the upper hand in the long run since currently their is clearly a gap in this market. With more than 350 Junior/Contemporary swimwear companies in the United States, only 25 have been identified as satisfying the girls/preteen 7 to 16 market segment. Out of these companies, less than 10 compete in the Company's specialty store market base projections. These include Point Conception, Raisins, Daffy Girls, Gottex, La Blanca, Roxy ('98), Beach Lingo, Back Flips, Serena, Tide Pools and Zuma Beach-Jantzen.

          2.   DISTRIBUTION METHODS

               a.   MANUFACTURING

     The Company will initially out source virtually all of its manufacturing operations to vendors utilized by Company principals in the past. Most of these vendors are located in Southern California.

     CONTRACT LABOR will be a critical component in assuring that the Company's prices remain competitive. The Company has identified 5 to 7 local contractors to produce its lycra swimwear. Labor costs are estimated to be anywhere from $1.75 - $6.00 per piece, depending upon the complexity of the sewing. The Company has identified an Arizona contractor specializing in girls sportswear quoting prices on various items. The cost of goods will be broken down per line item piece. These cost estimates should allow the Company a gross of margin of between 30 to 55% per item depending upon volume and the type of goods sold.

     HARD GOODS comprised of primarily fabric are the other major component in the manufacturing process. The Company anticipates that it will produce a nice quality line using woven printed fabrics that cost between $6.95 to $14.00 per yard. Depending on the yields, this would be 4-6 suits per yard.
 The Company has also identified a number of sources where discontinued fabrics will be available at a substantial discount. Depending upon the yields, these suits could be offered on a promotional basis, or offered as a package deal.

               b.   DISTRIBUTION

     The Company anticipates that it will attend trade shows to distribute and market its products, including:

     The Children's Trade Expo (CTE) which emphasizes its affiliation with giant Magic trade show moved to the Hilton Convention Center in Las Vegas, Nevada this past year. Approximately 500 manufacturers showcased this past February.

     The Surf Expo Show in Fort Lauderdale, Florida.

     The Action Sports Retailer Show in San Diego, California.

          3.   COMPETITION

     The United States apparel industry produces approximately $21.7 billion per year. Orange and Los Angeles counties are key players for this market. The Los Angeles County apparel manufacturer shipments in 1996 were $8.5 billion. This is not due to the enormous manufacturing base, but due to the trends and fashion direction originating here. The world looks to California for fashion direction, especially in the beach and surf and swimwear! The impact of California fashion is immeasurable. We are a window to the world, creating everything from swimwear to tailored ready-to-wear.

     Many of the trends found in the children's market are directly related to the junior and contemporary trends that are created in Southern California. However, there is still an enormous gap with limited choices for the girls/preteen size 7 to 16 segment to choose from. A vast majority of the junior/adult companies have not scaled down to children's and preteen sizes. Shopping for this market has gone beyond the seasonal basics, girls demand a whole lifestyle choice. They want hip, high quality, lifestyle-driven merchandise found in their sizes. They want the junior contemporary look, not the girlie frills of their baby years! They want to feel and dress like their junior contemporaries with the same comfort and durability as the juniors wear!

     The Company believes that this is a growing trend that will prove to be a successful formula. The need and demand are visible in the marketplace. The companies that can react and take hold in the next few seasons will prove to have the upper hand in the long run since currently their is clearly a gap in this market. With more than 350 Junior/Contemporary swimwear companies in the United States only 25 have been identified as satisfying the girls/preteen 7 to 16 market segment. Out of these companies, less than 10 compete in the Company's specialty store market base projections. These include Point Conception, Raisins, Daffy Girls, Gottex, La Blanca, Roxy ('98), Beach Lingo, Back Flips, Serena, Tide Pools and Zuma Beach-Jantzen.

          4. PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS AND/OR LABOR CONTRACTS .

     None.

          5.   GOVERNMENT APPROVAL.

     No government approval is required for any of the Company's current products or services.

          6.   EFFECT OF ANY EXISTING OR PROPOSED GOVERNMENT REGULATIONS.

     Other than normal government regulations that any business encounters, the Company's business is not effected by government regulations. The Company does have a market for its goods in the Republic of China. Any government regulations or trade agreements that limit or prohibit the exportation of goods to the Republic of China will have an effect on the Company. However, the Company is unable to make any determination regarding the ultimate effect of any such hypothetical regulations.

          7.   RESEARCH AND DEVELOPMENT COSTS

     None.

          8. COST AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS

     The Company is not involved in a business which involves the use of materials in a manufacturing stage where such materials are likely to result in the violation of any existing environmental rules and/or regulations. Further, the Company does not own any real property which would lead to liability as a land owner. Therefore, the Company does not anticipate that there will be any costs associated with the compliance of environmental laws and regulations.

          9.   EMPLOYEES

     None. The Company will enter into Independent Contractor Agreements when necessary.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     A.   PLAN OF OPERATION

     The Company is engaged in the business of developing, marketing, and distributing girls pre-teen swimwear and surfwear.

     (1)  BUSINESS GROWTH STRATEGY

     The Company's business growth strategy is to establish its name brand product presence in retail outlets and expand its product offering which will substantially increase revenue performance, thereby increasing shareholder value.

     To accomplish this strategy, the Company will focus in two specific areas: (1) establishing a retail brand name; and (2) expansion of its product offering.

     Retail Brand Name: By developing and maintaining a retail brand name, the Company will be able to increase its distribution channels and create a higher demand for its products. With this in place, the Company will be in a position to demand a better pricing position in the market and develop a stronger brand name.

     Expansion of Product Offering: While the Company establishes its distribution channel, it will deepen its product offering within the channel.

     (2)  FINANCIAL GROWTH STRATEGY

     The Company's financial growth strategy is based on two key elements:
(1) retail branded distribution channels; and (2) strategic manufacturing alliances.

     The Company is in the process of obtaining exclusive sales agreements with several sales representatives.

     The Company anticipates forming a manufacturing alliance with perspective manufacturers to utilized five to seven local contractors to produce lycra swimwear. The Company has also identified a company in Arizona specializing in girls sportswear quoting competitive prices on various items.

     B. (1) FOR THE PERIOD ENDED DECEMBER 31, 1998, THE YEAR ENDED MARCH 31, 1998, AND FOR THE PERIOD APRIL 14, 1997 (INCEPTION) THROUGH DECEMBER 31, 1997

     Assets for the year ended December 31, 1998 were $9,160, compared to year ended March 31, 1998 which were $9,260. The Company is a development stage company.

-----------------------------------------------------------------------------------
                                         Fiscal Year Ended        Fiscal Year Ended
                                         December 31, 1996        December 31, 1995
                                             (audited)                (audited)
-----------------------------------------------------------------------------------
Balance Sheet Data
      Current Assets                        $    9,160               $    9,260
      Total Assets                          $    9,160               $    9,260
      Total Current Liabilities             $        0               $        0
      Accumulated Deficit                   $                        $
-----------------------------------------------------------------------------------

          (2)  PREVIOUS PRIVATE OFFERINGS

     On July 1, 1997 the Company conducted a 504 offering under Regulation D where the Company sold 926,000 free trading shares and raised $9,260. The Company issued 200,000 restricted shares to Horwitz & Beam, Inc. for services rendered.

ITEM 3.   DESCRIPTION OF PROPERTY

          The Company's headquarters are at Two Venture Plaza, Suite 350, Irvine, California. These premises are occupied "rent free."

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of the date of this Memorandum by:
(i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, (ii) each director of the Company and (iii) all directors and officers as a group.

                                                                 PERCENTAGE
NAME                               NUMBER OF SHARES (1)      BENEFICIALLY OWNED
----                               --------------------      ------------------
Horwitz & Beam, Inc.                     200,000                    21%
Lawrence W. Horwitz                        -0-                      -0-
Gregory B. Beam                            -0-                      -0-

All officers and directors
 as a group (2 persons)                    -0-                       0%

---------------

(1) Except as otherwise indicated, the Company believes that the beneficial owners of Common Stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The directors and officers of the Company are as follows:

         Name            Age                    Position
----------------------   ---      ----------------------------------------
 Lawrence W. Horwitz      39      President, Secretary, Director

 Gregory B. Beam          47      Vice President, Chief Financial Officer,
                                   Director

     LAWRENCE W. HORWITZ was elected President and Director of the Company at a duly noticed shareholders' meeting on May 1, 1997. Mr. Horwitz was elected Secretary at a duly noticed shareholder's meeting on March 25, 1988, the same day Ms. Lynne Bolduc, then Secretary and Director, submitted her resignation. Mr. Horwitz is a founding partner of Horwitz & Beam. His experience includes virtually all legal issues associated with mergers, acquisitions and the raising of private and public capital. Within the last two years, Mr. Horwitz's practice has increasingly focused upon the legal and business issues associated with utilizing mergers and acquisitions to achieve NASDAQ listing status. Mr. Horwitz is a graduate of the University of California at Berkeley (B.S. 1981) and of Boalt Hall School of Law,

University of California at Berkeley (J.D. 1984). Mr. Horwitz was admitted to the bar in both Texas and California in 1984. Prior to forming Horwitz & Beam, Mr. Horwitz practiced in the corporate and securities group of the Newport Beach law firm of Stradling, Yocca, Carlson & Rauth and was elected a partner at Hart, King & Coldren, also located in Orange County. Mr. Horwitz has been admitted to the U.S. Federal District Court, Central District of California and the U.S. Court of Appeals, Ninth Circuit.

     GREGORY B. BEAM was elected Vice President, Chief Financial Officer and Director of the Company at a duly noticed shareholder's meeting on May 1, 1997. Mr. Beam is a general commercial litigator, specializing in business litigation, creditors' rights, banking law and landlord/tenant issues. Mr. Beam also specializes in the area of legal representation of mobilehome park owners and operators. Mr. Beam is a graduate of San Diego State University (B.A. 1972) and the University of San Diego (J.D. 1981). While at the University of San Diego, Mr. Beam was honored by Phi Delta Phi. Prior to joining Mr. Horwitz, Mr. Beam was a partner for five years in the Orange County law firm of Hart, King & Coldren, where he practiced for nine years. Mr. Beam has been admitted to the U.S. Supreme Court, the U.S. Court of Appeals, Ninth Circuit, and the U.S. Federal District Courts, Central, Northern, Eastern and Southern Districts of California. Mr. Beam is a member of the American Bar Association, the Los Angeles County Bar Association and the Orange County Bar Association (Member, Section on Commercial Law and Business Litigation).

ITEM 6.   EXECUTIVE COMPENSATION

     None of the Company's officers or directors receive any type of executive compensation.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     None.

ITEM 8.   DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company currently consists of 25,000,000 shares of Common Stock, $.001 par value.

COMMON STOCK

     The Company's Articles of Incorporation authorize the issuance of 25,000,000 shares of Common Stock, $.001 par value per share, of which 1,126,000 shares are issued and outstanding.

     Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no right to convert their Common Stock into any other securities. The Common Stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS' COMMON EQUITY AND OTHER STOCKHOLDERS MATTERS

     A.   MARKET INFORMATION

     The Company filed a Form 15c2-11 with the NASD to obtain trading status on the NASD Over-the-Counter Bulletin Board Market. The Form is currently under review of the NASD.

     B.   HOLDERS

     As of December 31, 1998, there were approximately 23 holders of Company Common Stock, as reported by the Company's transfer agent.

     C.   DIVIDENDS

     The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

ITEM 2.   LEGAL PROCEEDINGS

     To the best knowledge of management, there are no legal proceedings pending or threatened against the Company.

ITEM 3.   ACCOUNTANTS

     (1)  ENGAGEMENT OF PRINCIPAL ACCOUNTANTS.

     The Company has engaged Abregov, Steinhaus & Parrino, Certified Public Accountants, ("ASP") as its principal accountants as of December, 1997. ASP's business address is 100 Pacifica, Suite 130, Irvine, California 92618. The decision to engage ASP was approved by the Board of Directors.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     On July 1, 1997, the Company conducted a 504 offering under Regulation
D. The Company raised $9,260 and issued 926,000 free trading shares and 200,000 restricted shares.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company has adopted provisions in its Articles of Incorporation and bylaws that limit the liability of its directors and provide for indemnification of its directors and officers to the full extent permitted under the Nevada General Corporation Law. Under the Company's Articles of Incorporation, and as permitted under the Nevada General Corporation Law, directors are not liable to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. Such provisions do not, however, relieve liability for breach of a director's duty of loyalty to the Company or its stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived as improper personal benefit or liability for the payment of a dividend in violation of Nevada law. Further, the provisions do not relieve a director's liability for violation of, or otherwise relieve the Company or its directors from the necessity of complying with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or recision.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

                                    PART F/S

FINANCIAL STATEMENTS

The following financial statements are included herein:

Audited Consolidated Financial Statements for the Fiscal Year ended 1998

                                    PART III

ITEM 1 AND
ITEM 2.        INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS


Exhibit No.    Document Description
-----------    --------------------
3.1            Articles of Incorporation of Bull Run, Inc., dated April 14, 1997
3.2            Bylaws of Bull Run, Inc., dated May 1, 1997
3.3            Independent Auditors Report For The Period Ended December 31, 1998

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  February 11, 1999           BULL RUN, INC.



                                    /s/ Lawrence Horwitz
                                    ------------------------------------------
                                    BY: Lawrence W. Horwitz
                                    ITS: Chief Executive Officer and President


                                  POWER OF ATTORNEY

     Each person whose signature appears appoints Lawrence W. Horwitz, as his agent and attorney-in-fact, with full power of substitution to execute for him and in his name, in any and all capacities, all amendments (including post-effective amendments) to this Registration Statement to which this power of attorney is attached.

Signature                           Title                              Date
---------                           -----                              ----



/s/ Lawrence Horwitz     Chief Executive Officer, President
----------------------   Secretary and Director                  February 11, 1999
Lawrence W. Horwitz



/s/ Gregory B. Beam      Vice President, Chief Financial
----------------------   Officer and Director                    February 11, 1999
Gregory B. Beam